Pursuant to Rule 424(b)(3)

Registration No. 333-98207

PROSPECTUS

6,875,844 Shares

Host Marriott Corporation

Common Stock

This prospectus relates to up to 6,875,844 shares of our common stock that may be sold by Douglas F. Manchester, Landmark Hospitality Services, Inc., Interhotel Company, Ltd. and Summit Resources, Ltd., who we refer to as the “selling shareholders.”

We will not receive any proceeds upon the sale of the common stock covered by this prospectus, but we will incur expenses in connection with the filing of the registration statement of which this prospectus forms a part.

Our common stock is listed on the New York Stock Exchange under the trading symbol “HMT.”

Consider carefully the risk factors incorporated by reference from our Form 10-K dated March 31, 2003 and the discussion of material federal income tax consequences incorporated by reference from our Form 8-K dated April 8, 2003 for factors relevant to an investment in the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

April 15, 2003

You should only rely on the information provided in or incorporated by reference into this prospectus. We have not authorized any person to make a statement that differs from what is in this prospectus or incorporated by reference into this prospectus. If any person does make a statement that differs from what is in this prospectus or incorporated by reference into this prospectus, you should not rely on it. We are not making an offer to sell, nor an offer to buy, the common stock in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may change after that date.

To understand this common stock offering, you should read the entire prospectus and the information incorporated by reference into this prospectus carefully, including the risk factors incorporated by reference from our Form 10-K dated March 31, 2003 and the material federal income tax consequences incorporated by reference from our Form 8-K dated April 8, 2003.

On December 29, 1998, we reincorporated in Maryland in connection with our conversion to a real estate investment trust, or “REIT”. As used in this prospectus, references to “we”, “our”, the “company” and “Host Marriott” and similar references are to Host Marriott Corporation, a Maryland corporation, and its consolidated subsidiaries (including the Operating Partnership, as defined below) from and after December 29, 1998, and to Host Marriott Corporation, a Delaware corporation, and its consolidated subsidiaries before December 29, 1998, unless otherwise expressly stated or the context otherwise requires. References to the “Operating Partnership” are to Host Marriott, L.P.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. We identify forward-looking statements in this prospectus and the information incorporated by reference herein by using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may be”, “objective”, “plan”, “predict”, “project” and “will be” and similar words or phrases, or the negative thereof.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

•	national and local economic and business conditions, including the continuing effect of the war in Iraq and potential terrorist activity on travel, that will affect, among other things, demand for products and services at our hotels and other properties, the level of room rates and occupancy that can be achieved by such properties and the availability and terms of financing and our liquidity;

•	our ability to maintain properties in a first-class manner, including meeting capital expenditure requirements;

•	our ability to compete effectively in areas such as access, location, quality of accommodations and room rate;

•	our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations;

•	our degree of leverage which may affect our ability to obtain financing in the future;

•	the reduction in our operating flexibility resulting from restrictive covenants in our debt agreements, including the risk of default that could occur;

•	changes in travel patterns, taxes and government regulations that influence or determine wages, prices, construction procedures and costs;

•	government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof;

•	the effects of tax legislative action, including specified provisions of the Work Incentives Improvement Act of 1999 as enacted on December 17, 1999 (we refer to this as the “REIT Modernization Act”);

•

our ability to continue to satisfy complex rules in order for us to maintain REIT status for federal income tax purposes, the ability of the Operating Partnership to satisfy the rules to maintain its status as a partnership for federal income tax purposes, and the ability of certain of our subsidiaries to maintain their status as taxable REIT subsidiaries for federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules;

•	the effect of any rating agency downgrades on the cost and availability of new debt financings and preferred stock issuances;

•	the relatively fixed nature of our property-level operating costs and expenses;

•	our ability to recover fully under our existing insurance for terrorist acts and our ability to maintain adequate or full replacement cost “all-risk” property insurance on our properties; and

•	other factors discussed under the heading “Risk Factors” in our other filings with the Securities and Exchange Commission or SEC.

Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except as otherwise required by the federal securities laws, we disclaim any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this prospectus and the information incorporated by reference herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

THE COMPANY

We are a self-managed and self-administered REIT owning full-service hotel properties. Through our subsidiaries, we currently own or hold controlling interests in 122 hotels, containing approximately 59,000 rooms located throughout the United States, in Toronto and Calgary, Canada and in Mexico City, Mexico. Our hotels are generally operated under the Marriott, Ritz-Carlton, Four Seasons, Hyatt, Hilton and Swissôtel brand names. These brands are among the most respected and widely recognized names in the lodging industry.

We were formed as a Maryland corporation in 1998. As part of our efforts to reorganize our business operations to qualify as a REIT for federal income tax purposes, on December 29, 1998 we succeeded by merger to the hotel ownership business formerly conducted by Host Marriott Corporation, a Delaware corporation. We conduct our business as an umbrella partnership REIT, or UPREIT, through the Operating Partnership, which is a Delaware limited partnership of which we are the sole general partner and in which we currently hold approximately 90% of the partnership interests. The Operating Partnership leases substantially all of our full-service hotels to its wholly owned subsidiary, HMT Lessee LLC that is taxed as a corporation.

Our principal executive offices are located at 6903 Rockledge Drive, Suite 1500, Bethesda, Maryland 20817, and our telephone number is (240) 744-1000.

THE OFFERING

This prospectus relates to the resale by the selling shareholders of up to 6,875,844 shares of our common stock that we may issue to the selling shareholders upon tender for redemption of up to 6,875,844 partnership interests in the Operating Partnership or OP Units owned by the selling shareholders. The selling shareholders received these OP Units upon the exchange of a portion of their limited partnership interests in our subsidiary, Pacific Gateway, Ltd., pursuant to an agreement among the Operating Partnership, Pacific Gateway, the selling shareholders and affiliates of the selling shareholders that are also limited partners of Pacific Gateway.

NO PROCEEDS TO THE COMPANY

We will not receive any proceeds upon the sale of the common stock covered by this prospectus, but we will incur expenses in connection with the filing of the registration statement of which this prospectus forms a part.

TAX STATUS OF THE COMPANY

We believe that we have been organized and have operated in such a manner so as to qualify as a REIT under the Internal Revenue Code, commencing with our taxable year beginning January 1, 1999. A REIT generally is not taxed at the corporate level on income it currently distributes to its shareholders as long as it distributes currently at least 90% of its taxable income (excluding net capital gain). No assurance can be provided that we will qualify as a REIT or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification. Even if we qualify as a REIT, we will be subject to corporate level taxes on specified gains that we recognize prior to January 1, 2009, including significant deferred tax gains that are likely to be recognized during that period without our receipt of any cash. In addition, some of our subsidiaries, including HMT Lessee LLC, are subject to corporate income taxes. See “Material Federal Income Tax Consequences,” incorporated by reference to our Form 8-K dated April 8, 2003, for a more detailed explanation.

SELLING SHAREHOLDERS

All of the 6,875,844 shares of common stock offered by the selling shareholders under this prospectus represent shares of common stock that may be issued by us upon the redemption of up to 6,875,844 OP Units held by the selling shareholders. The selling shareholders do not currently own any shares of common stock. The following table provides the name of each selling shareholder and the number of shares of common stock to be offered under this prospectus upon redemption of a corresponding number of OP Units held by such selling shareholder. Since each selling shareholder may sell all, some or none of the shares of common stock covered by this prospectus, no estimate can be made of the number of shares of common stock that will be sold by the selling shareholders or that will be owned by the selling shareholders upon completion of the offering.

Selling Shareholders	Number of Common Shares Offered Hereby
Douglas F. Manchester	236,317
Landmark Hospitality Services, Inc.	4,107,006
Interhotel Company, Ltd.	2,241,742
Summit Resources, Ltd.	290,779

As a result of the transactions described in “Plan of Distribution” below, Bear, Stearns International Limited may also be deemed to be a selling shareholder with respect to 5,607,006 of the 6,875,844 shares of our common stock offered herein. Bear, Stearns International Limited currently owns no shares of our common stock for its own account. Since Bear, Stearns International Limited, as a selling shareholder, may sell all, some or none of such 5,607,006 shares of our common stock, no estimate can be made of the number of shares of common stock that will be sold by Bear, Stearns International Limited or that will be owned by Bear, Stearns International Limited upon completion of the offering.

The shares of common stock covered by this prospectus represent approximately 2.6% of our total shares of common stock outstanding as of the date hereof.

PLAN OF DISTRIBUTION

Each selling shareholder and its pledgees, donees, transferees and other successors in interest may from time to time, in one or more transactions, sell all or a portion of the shares of common stock covered by this prospectus on the New York Stock Exchange, in the over-the-counter market, on any other national securities exchange on which the common stock is listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares of common stock covered by this prospectus will be determined from time to time by the selling shareholder or any such pledgee, donee, transferee or other successor in interest and, at the time of such determination, may be higher or lower than the market price of the common stock on the New York Stock Exchange. The shares of common stock may be sold directly or through broker-dealers acting as principal or agent. The methods by which the offered shares may be sold include:

•	block trade in which a broker-dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	an exchange distribution in accordance with the rules of the New York Stock Exchange; and

•	privately negotiated transactions.

Each selling shareholder may also undertake one or more of the following transactions in connection with the distribution of the shares of common stock or otherwise:

•	enter into hedging transactions with broker-dealers who, in connection with such transactions, may engage in short sales of the shares of common stock covered by this prospectus in the course of hedging the positions they assume with the selling shareholder;

•	sell shares of common stock covered by this prospectus short and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers which require the selling shareholder to deliver the shares of common stock covered by this prospectus to the broker-dealer, so that the broker-dealer may resell or otherwise transfer the shares of common stock covered by this prospectus; or

•	loan or pledge the shares of common stock covered by this prospectus to a broker-dealer, who in turn may:

(1)	sell the shares of common stock so loaned under this prospectus; or

(2)	upon a default, sell the shares of common stock so pledged, under this prospectus.

Each selling shareholder and any broker-dealers or agents participating in the distribution of the offered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the offered shares by any selling shareholder and any commissions received by any such broker-dealers may be deemed to be underwriting commissions under the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the shares of common stock covered by this prospectus may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares of common stock may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

We have agreed to pay costs and expenses incurred in connection with the filing of the registration statement of which this prospectus forms a part, including registration and filing fees, printing expenses and fees and expenses of our accountants. With respect to costs and expenses of our legal counsel, we have agreed to pay one-half of such costs and expenses. The selling shareholders will pay any brokerage fees and commissions, fees and disbursements of legal counsel for themselves and stock transfer and other taxes attributable to the sale of their shares of common stock covered by this prospectus and the other half of the costs and expenses of our legal counsel referred to in the preceding sentence.

We understand that two of the selling shareholders, Landmark Hospitality Services, Inc. and Interhotel Company, Ltd., have entered into separate option transactions with Bear, Stearns International Limited pursuant to which they may be required to deliver up to 4,107,006 and 1,500,000 shares of our common stock covered by this prospectus, respectively, to Bear, Stearns International Limited. To secure their respective obligations under these transactions, Landmark and Interhotel have pledged 4,107,006 and 1,500,000 OP Units, respectively, to Bear, Stearns International Limited. The OP Units are redeemable for cash or, at our election, shares of our common stock on a one-for-one basis. If Landmark and/or Interhotel delivers shares of our common stock to Bear, Stearns International Limited or defaults under its respective option transaction with Bear, Stearns International Limited, Bear, Stearns International Limited may resell such shares of common stock as a selling shareholder or pledgee, as the case may be.

LEGAL MATTERS

In connection with this prospectus, Hogan & Hartson L.L.P. has provided its opinion as to the validity of the issuance of the common stock offered by this prospectus and as to our qualification as a REIT for federal income tax purposes.

EXPERTS

The consolidated financial statements and schedule of Host Marriott Corporation as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC under the Securities Act of 1933.

This prospectus does not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. This prospectus may be accompanied by a prospectus supplement. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or such prospectus supplement. You should read this prospectus together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference rooms:

450 Fifth Street, N.W.	500 West Madison Street
Room 1024	Suite 1400
Washington, D.C. 20549	Chicago, Illinois 60661

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Our SEC filings can also be read at the following address:

New York Stock Exchange

20 Broad Street

New York, New York 10005

Our SEC filings are also available to the public on the SEC’s Web Site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below. In addition, any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated will be deemed to be incorporated by reference into this prospectus.

1.	Current Report on Form 8-K (filed with the SEC on April 8, 2003).

2.	Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (filed with the SEC on March 31, 2003).

3.	Description of our common stock included in a Registration Statement on Form 8-A (filed with the SEC on November 18, 1998) (as amended on December 28, 1998 and as further amended by Exhibit 4.3 of Form 10-Q filed on October 21, 2002).

4.	Description of our Rights included in a Registration Statement on Form 8-A (filed with the SEC on December 11, 1998) (as amended on December 24, 1998).

Additional federal income tax consequences that are reasonably anticipated to be material to prospective holders in connection with the purchase, ownership and disposition of our securities are described in our Current Report on Form 8-K, filed with the SEC on April 8, 2003 (together with any amendments to such filing), which filing is incorporated by reference herein, as indicated above.

You may request a copy of any filing incorporated by reference into this prospectus, at no cost, by writing us at the following address or contacting us by telephone at (240) 744-1000 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Time:

Corporate Secretary

Host Marriott Corporation

6903 Rockledge Drive

Suite 1500

Bethesda, Maryland 20817